Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Reports First Quarter 2012 Results

Lod, Israel – May 7, 2012 - AudioCodes (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced financial results for the first quarter ended March 31, 2012.

Revenues for the first quarter of 2012 were $32.3 million compared to $37.2 million for the fourth quarter of 2011 and $41.0 million for the first quarter of 2011.

Net loss in accordance with U.S. generally accepted accounting principles (GAAP) was $1.6 million, or ($0.04) per diluted share, for the first quarter of 2012 compared to net income of $670,000, or $0.02 per diluted share, for the fourth quarter of 2011, and net income of $3.0 million, or $0.07 per diluted share, for the first quarter of 2011.

Non-GAAP net loss for the first quarter of 2012 was $827,000, or ($0.02) per diluted share, compared to non-GAAP net income of $1.5 million, or $0.04 per diluted share, for the fourth quarter of 2011, and non-GAAP net income of $4.1 million, or $0.10 per diluted share, for the first quarter of 2011.

Non-GAAP net income (loss) excludes (i) stock-based compensation expenses and (ii) amortization expenses related to intangible assets. A reconciliation between net income (loss) on a GAAP basis and on a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

AudioCodes Reports First Quarter 2012 Results	Page 1 of 9

In October 2011, AudioCodes’ Board of Directors authorized a program to repurchase up to 4.0 million of the Company’s Ordinary Shares, NIS 0.01 nominal (par) value, which is approximately 10% of the Company’s outstanding shares. During the first quarter of 2012, the Company repurchased a total of approximately 692,000 shares at an aggregate cost of approximately $2.5 million. As of March 31, 2012, approximately 1.9 million shares have been repurchased through the program since its inception at an aggregate cost of approximately $6.5 million.

During the first quarter of 2012, net cash of $623,000 was provided by operating activities compared to net cash of $4.1 million provided by operating activities in the fourth quarter of 2011 and net cash of $371,000 used in operating activities in the first quarter of 2011. Cash and cash equivalents, bank deposits and marketable securities were $70.3 million as of March 31, 2012, compared to $75.6 million as of December 31, 2011 and $62.0 million as of March 31, 2011. The year-over-year net increase in cash balances includes new bank loans made to the Company during the second half of 2011 in the aggregate amount of $23.8 million.

“AudioCodes’ first quarter revenues were below our original forecast and reflected a faster than anticipated decline in our legacy business, a trend we believe will become less significant in the second half of 2012. These lower revenues reflect weakness in sales in North America including, among others, a decline in legacy OEM business and lower than anticipated government and technology sales. Aside from these headwinds, we saw continued solid demand for our core networking business line which represents about 80% of our overall business. Favorable product mix contributed to strong gross margin performance during the quarter. Strength in AudioCodes’ cash flow from operations for the first quarter was also favorable, strengthening the balance sheet and allowing us to continue to execute on our active share repurchase program,” commented Shabtai Adlersberg, Chairman, President and Chief Executive Officer of AudioCodes.

“As we look out on the landscape for our markets, we continue to see good opportunities in unified communications, the contact center market and IP business communications services. In the first quarter of 2012, we continued to introduce innovative products and services into some of the fastest growing segments of the VoIP market, such as the Enterprise Session Border Controller (E-SBC) space where AudioCodes has seen good momentum in growing sales and was recently ranked among the top three global public providers in a leading independent analysis. On the partner front, we continue to collaborate with market leaders such as Microsoft and their unified communications Lync solution to leverage the long-term opportunity we see in the market for communication and collaboration and networked telephony,” concluded Mr. Adlersberg.

AudioCodes Reports First Quarter 2012 Results	Page 2 of 9

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time today to discuss the Company’s first quarter 2012 operating and financial results. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers and Value Added Applications. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2012 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports First Quarter 2012 Results	Page 3 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2012	2011
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$25,467	$28,257
Short-term and restricted bank deposits	12,201	14,008
Trade receivables, net	26,575	30,923
Other receivables and prepaid expenses	6,553	4,822
Deferred tax assets	2,600	2,600
Inventories	19,987	20,415
Total current assets	93,383	101,025

LONG-TERM INVESTMENTS:
Long-term and restricted bank deposits	8,520	9,120
Long-term marketable securities	23,715	23,823
Investments in an affiliated company	1,261	1,251
Deferred tax assets	2,600	2,600
Severance pay funds	16,118	15,410
Total long-term assets	52,214	52,204

PROPERTY AND EQUIPMENT, NET	3,595	3,368

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	35,798	36,080

Total assets	$184,990	$192,677

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$10,364	$10,243
Trade payables	7,095	12,362
Other payables and accrued expenses	18,543	18,102
Deferred revenues	7,268	5,235
Total current liabilities	43,270	45,942

LONG-TERM LIABILITIES:
Accrued severance pay	16,709	$16,106
Long-term bank loans	20,436	22,912
Senior convertible notes	353	353
Deferred revenues and other liabilities	1,210	1,345
Total long-term liabilities	38,708	40,716

Total equity	103,012	106,019

Total liabilities and equity	$184,990	$192,677

AudioCodes Reports First Quarter 2012 Results	Page 4 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2012	2011
	Unaudited

Revenues	$32,313	$41,044
Cost of revenues	13,452	17,022

Gross profit	18,861	24,022

Operating expenses:
Research and development, net	8,118	8,534
Selling and marketing	10,496	10,221
General and administrative	1,959	2,132

Total operating expenses	20,573	20,887

Operating income (loss)	(1,712)	3,135
Financial income, net	228	216

Income (loss) before taxes on income	(1,484)	3,351
Taxes on income, net	(84)	(65)
Equity in profit (losses) of affiliated companies	10	(257)

Net income (loss)	$(1,558)	$3,029

Basic net earnings (loss) per share	$(0.04)	$0.07

Diluted net earnings (loss) per share	$(0.04)	$0.07

Weighted average number of shares used in computing basic net earnings per share	40,270	41,331

Weighted average number of shares used in computing diluted net earnings per share	40,270	42,284

AudioCodes Reports First Quarter 2012 Results	Page 5 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2012	2011
	Unaudited

Revenues	$32,313	$41,044
Cost of revenues (1) (2)	13,223	16,686

Gross profit	19,090	24,358

Operating expenses:
Research and development, net (1)	7,982	8,407
Selling and marketing (1) (2)	10,298	9,783
General and administrative (1)	1,791	1,918

Total operating expenses	20,071	20,108

Operating income (loss)	(981)	4,250
Financial income, net	228	216

Income (loss) before taxes on income	(753)	4,466
Taxes on income, net	(84)	(65)
Equity in profit (losses) of affiliated companies	10	(257)

Non-GAAP net income (loss)	$(827)	$4,144

Non-GAAP diluted net earnings (loss) per share	$(0.02)	$0.10

Weighted average number of shares used in computing non-GAAP diluted net earnings per share (in thousands)	40,270	42,612

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports First Quarter 2012 Results	Page 6 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME
U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2012	2011
	Unaudited

GAAP Net income (loss)	$(1,558)	$3,029

GAAP Diluted earnings (loss) per share	$(0.04)	$0.07

Cost of revenues:
Stock-based compensation (1)	23	27
Amortization expenses (2)	206	309
	229	336
Research and development, net:
Stock-based compensation (1)	136	127

Selling and marketing:
Stock-based compensation (1)	122	362
Amortization expenses (2)	76	76
	198	438
General and administrative:
Stock-based compensation (1)	168	214

Non-GAAP Net income (loss)	$(827)	$4,144

Non-GAAP Diluted earnings (loss) per share	$(0.02)	$0.10

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports First Quarter 2012 Results	Page 7 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Three months ended
	March 31,
	2012	2011
	Unaudited

Cash flows from operating activities:
Net income (loss)	$(1,558)	$3,029
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	706	922

Amortization of marketable securities premiums and accretion of discounts, net	108	87
Equity in losses (profits) of affiliated companies	(10)	257
Increase (decrease) in accrued severance pay, net	(105)	99
Stock-based compensation expenses	449	1,140
Decrease (increase) in accrued interest on loans, marketable securities, bank deposits and structured notes	3	(178)
Decrease (increase) in trade receivables, net	4,348	(*)(1,860)

Increase in other receivables and prepaid expenses	(1,433)	(3,043)
Decrease in inventories	428	(*)1,037
Decrease in trade payables	(5,267)	(450)
Increase in deferred revenues	2,273	(*)2,753
Increase (decrease) in other payables and accrued Expenses and other liabilities	681	(4,164)

Net cash provided by (used in) operating activities	623	(371)

Cash flows from investing activities:
Purchase of marketable securities	-	(24,402)
Short-term bank deposits, net	1,807	1,023
Proceeds from long-term bank deposits	600	-
Purchase of property and equipment	(651)	(525)

Net cash provided by (used in) investing activities	1,756	(23,904)

(*) Reclassified

AudioCodes Reports First Quarter 2012 Results	Page 8 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
U.S. dollars in thousands

	Three months ended
	March 31,
	2012	2011
	Unaudited

Cash flows from financing activities:
Purchase of treasury stock	(2,513)	-
Repayment of loan from bank	(2,355)	(1,500)
Payment for acquisition of NSC non-controlling interest	(336)	(278)
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	35	445

Net cash used in financing activities	(5,169)	(1,333)

Decrease in cash and cash equivalents	(2,790)	(25,608)
Cash and cash equivalents at the beginning of the period	28,257	50,311

Cash and cash equivalents at the end of the period	$25,467	$24,703

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